Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: Comcast Corporation (CMCSA)

Name of person relying on exemption: John Chevedden, Comcast Shareholder since 1999

Address of persons relying on exemption: POB 2673, Redondo Beach, CA 90278

These written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. John Chevedden does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.

Vote Against the members of the Comcast Governance Committee:

Bacon, Bell and Honickman

Comcast Governance Committee members K. Bacon, M. Bell and J. Honickman share responsibility for Comcast shareholders not being able to vote in favor of adopting a one-share/one-vote structure at Comcast at the June 18, 2025 Comcast annual meeting.

This proposal topic received 34% support at the 2015 Comcast annual meeting and 38% support in 2016.

In 2016 it was 140 million votes in favor. The 140 million votes in favor represented a majority vote from the non-Brian Roberts shares. The 140 million votes in favor marked a 14% increase in support from 2015 to 2016.

It is reported that Mr. Brian Roberts has 15-votes per share and other Comcast shareholders have less than one vote per share. Thus Mr. Roberts’ skin in the game is woefully less than his money at risk.

Comcast Directors Bacon, Bell and Honickman share responsibility for Comcast hiring a $2 Billion law firm to petition the Securities and Exchange Commission in their misguided effort to prevent Comcast shareholders from voting on a one-share/one-vote structure.

The $2 billion law firm forwarded the below Brian Roberts letter that could be described as the Brian Roberts’ over my dead body opposition to a one-share/one-vote structure at Comcast.

The Brian Roberts’ over my dead body opposition to a one-share/one-vote structure at Comcast means that Comcast will for the long-term fall short of its best potential.

The Brian Roberts’ over my dead body opposition to a one-share/one-vote structure at Comcast sends a message to Comcast shareholders who have more money to invest – to cross Comcast off their list of future stock purchases.

The Brian Roberts’ over my dead body letter raises questions of whether Comcast is more of an ego trip for Mr. Roberts and that business considerations have a back seat.

Comcast stock is now at the same price as it was in 2016 and Mr. Roberts control over Comcast is woefully greater than his money at risk.

The Brian Roberts’ over my dead body letter raises question on the independence of Directors Bacon, Bell and Honickman who have a duty to the majority of Comcast shareholders and not to just one shareholder.

Therefore Vote Against the members of the Comcast Governance Committee:

Bacon, Bell and Honickman

ant COMCAST The Board of Directors Comcast Corporation One Comcast Center Philadelphia, PA 19103 February 3, 2025 Re: Statement of Position Regarding Shareholder Proposal Submitted by John Chevedden for Inclusion in Comcast's 2025 Proxy Statement I, Brian L. Roberts, acting solely in my capacity as the beneficial owner of the Class B Common Stock of Comcast Corporation ("Comcast") with the power to control the vote of such stock, believe that the shareholder proposal and related statement (the "Proposal") submitted by Mr. John Chevedden and received by Comcast on December 15, 2024, proposing that the board of directors of Comcast (the "Board") "take an initial step to transition to our company's outstanding stock having an equal one-vote per share in each voting situation," if implemented, would adversely and materially impact my property and shareholder rights. I affirm that (i) I have responded and will respond in the negative to any recommendation of, or encouragement by, the Board or any director, or any attempt by the Board or any director to engage in any discussion or negotiation with me, to relinquish any of my preexisting rights in the Class B Common Stock, as contemplated by the Proposal, (ii) I will not engage in any discussions or negotiations regarding any proposed amendment to Comcast's articles of incorporation that is responsive to the Proposal or any similar proposal, and (iii) I will vote against any proposed amendment to Comcast's articles of incorporation to change or otherwise limit the voting rights of the Class B Common Stock that is put to a vote of the Comcast shareholders in response to the Proposal. I also confirm that, as the beneficial owner with the sole power to control the vote of the Class B Common Stock, I do not intend to relinquish such power in the foreseeable future in response to the Proposal. The foregoing affirmation and confirmation also apply to any shareholder proposal submitted by a shareholder proponent in the future that concerns a similar subject matter and objective such as those contained in the Proposal. If I ever determine to change my position with respect to the foregoing issues, I will so advise the Board. .Sincerely, Brian L. Roberts Beneficial Owner of Comcast Corporation Class B Common Stock One Comcast Center Philadelphia, PA 19103 www,comcastcorporation.com